UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number: 0-49783
                                                        CUSIP Number: __________

(CHECK ONE): [X] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR   [ ] Form N-CSR


For Period Ended               December 31, 2004
                -------------------------------------------------
                [  ] Transition Report on Form 10-K
                [  ] Transition Report on Form 20-F
                [  ] Transition Report on Form 11-K
                [  ] Transition Report on Form 10-Q
                [  ] Transition Report on Form N-SAR
                For the Transition Period Ended __________________________

                         Read Instruction (on back page)
                  Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TCI Solutions, Inc.
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Full Name of Registrant

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Former Name if Applicable

17752 Skypark Circle, Suite 160
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Address of Principal Executive Office (Street and Number)

Irvine, California  92614
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   |     (a) The reasons described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
[X]   |     (b) The subject annual reportsemi-annual report, transition report
      |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |         portion thereof, will be filed on or before the fifteenth
      |         calendar day following the prescribed due date; or the subject
      |         quarterly report or transition report on Form 10-Q, or portion
      |         thereof, will be filed on or before the fifth calendar day
      |         following the prescribed due date; and

      |
      |
      |     (c) The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

         TCI Solutions, Inc. (the "Company") files this report for a 15 day extension, from March 31, 2005 to April 15, 2005, for filing its Annual Report on Form 10-KSB for the period ended December 31, 2004. The Company is unable to file its Form 10-KSB by March 31, 2005 because it is unable to complete the preparation of its financial statements by the initial filing date without unreasonable effort and expense. The delay in the preparation of the financial statements is primarily due to staffing issues that delayed the start of our annual audit.

         The Company is working diligently to complete its financial statements and will file its complete Annual Report on Form 10-KSB for the period ended December 31, 2004 by no later than April 15, 2005.

SEC 1344 (07-03)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Stephen P. DeSantis               949                  476-1122
         -----------------------    ------------------   -----------------------
         (Name)                         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [ X ] Yes        [  ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ X ]  Yes     [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               TCI Solutions, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2005      By:  /s/ Stephen P. DeSantis
     -------------------      --------------------------------------------------
                                    Stephen P. DeSantis, Chief Financial Officer

             Explanation of Anticipated Change in Operating Results
             ------------------------------------------------------

         The Registrant expects to report net losses of $6.0 million and $2.9 million for 2003 and 2004 respectively, representing a decrease in net losses of 51.8% over the prior year.


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